

April 19, 2012

Via Email

Sean M. Mahoney
Executive Vice President and Chief Financial Officer
Diamondrock Hospitality Company
3 Bethesda Metro Center
Suite 1500
Bethesda, Maryland 20814

> **Re: Diamondrock Hospitality Company**
> **Form 10-K**
> **Filed February 29, 2012**
> **File No. 001-32514**

Dear Mr. Mahoney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis …, page 44

1.   Please provide the table required by Item 303(a)(5) of Regulation S-K or advise.

Sources and Uses of Cash, page 56

2.   In future Exchange Act periodic reports please provide a more detailed analysis of your
      sources and uses of cash for the current year. With respect to sources of cash, if
      applicable and known, please quantify your estimated proceeds from anticipated property
      sales net of expenses and debt repayment, and remaining capacity on any credit facilities
      that will not expire prior to year end. Please quantify your debt and interest obligations
      for the current year, budgeted capital expenditures, and any scheduled payments. If
      applicable and known, please quantify the amount you expect to have to finance or
      refinance during the current year to satisfy cash needs.

Financial Statements

Notes to the Consolidated Financial Statements

4. Favorable Lease Assets, page F-13

3.   Given your option to acquire a leasehold interest in a parcel of land adjacent to the
      Westin Boston Waterfront Hotel expires in 2016, explain to us why you are not
      amortizing the related lease asset over the life of the option agreement. In your response
      tell us whether the amount paid to acquire the option is refundable if the option expires
      unused.

5. Note Receivable, page F-14

4.   Given that the borrower on the Allerton loan has declared bankruptcy, and foreclosure
      proceedings have been delayed, explain to us how you determined the loan was not
      impaired as of December 31, 2011. In your response please provide us with an update on
      the bankruptcy and foreclosure proceedings through the date of your response.

Exhibits

5.   We note that you have incorporated by reference forms of various agreements, rather than
      executed agreements. For example, please see Exhibit 10.2 and 10.3. Please tell us why
      you have not filed executed copies of these agreements. Refer to Item 601(a)(4) and
      Instruction 1 to Item 601 of Regulation S-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202)551-3585 or Tom Kluck, Legal Branch Chief at (202)551-3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief